Exhibit 12


                   ADVANTA CORP. AND SUBSIDIARIES
          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (Dollars in thousands)

                            Three Months Ended       Nine Months Ended
                               September 30,           September 30,
                             1997        1996        1997         1996

Net earnings                $ 42,412   $ 44,356    $ 28,013    $130,506
Federal and state
  income taxes                14,748     22,864       9,741      67,229

Earnings before income
  taxes                       57,160     67,220      37,754     197,735


Fixed charges:
  Interest                    88,414     77,697     239,673     200,964
  One-third of all rentals (A)   746        781       2,572       1,947
  Preferred stock dividend of
   subsidiary trust            2,248          0       6,743           0
Total fixed charges           91,408     78,478     248,988     202,911

Earnings before income
  taxes and fixed charges   $148,568   $145,698    $286,742    $400,646

Ratio of earnings to fixed
  charges (A)                   1.63x      1.86x       1.15x       1.97x

(A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges, and "fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.